UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of November 2016

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

On October 31, 2016, EXFO Inc., a Canadian corporation, announced that it has acquired the majority of the assets of Absolute Analysis Inc., including technology, expertise and solutions in the area of radio frequency (RF) testing for fiber-based radio access networks (RANs). This report on Form 6-K sets forth the press release issued on October 31, 2016 relating to EXFO's announcement and certain information relating to the transaction being filed in Canada.

This press release contains information relating to EXFO and is hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: November 1, 2016

EXFO Acquires Optical RF Test Technology from Absolute Analysis

▪	Absolute Analysis is a technology leader in real-time optical RF over CPRI protocol analysis
▪	Given EXFO's leadership in fiber testing, acquisition combines the only complete solution for optical, Ethernet and RF analysis for next-generation wireless fronthaul networks

QUEBEC CITY, CANADA, October 31, 2016 — EXFO Inc. (NASDAQ: EXFO, TSX: EXF), the trusted partner to communications service providers (CSPs) for test automation and real-time 3D analytics solutions, announced today it has acquired the majority of the assets of Absolute Analysis Inc., including technology, expertise and solutions in the area of radio frequency (RF) testing for fiber-based radio access networks (RANs).

This acquisition is driven by EXFO's commitment to provide market-leading solutions to mobile network operators (MNOs) in their quest to deploy next-generation, fiber-based fronthaul networks and RAN architectures. In a market where subscriber quality of experience is a profitability game changer, MNOs have little room for error while pressure is increasing to deploy faster and minimize operating expenses.

To address these challenges, EXFO is combining its cutting-edge optical and Ethernet test technologies with those of Absolute Analysis, a privately held company in Newbury Park, California. Absolute Analysis' solutions are critical for identifying and analyzing RF interference issues in fiber to the antenna (FTTA), distributed antenna systems (DAS), remote radio heads (RRHs) and baseband units (BBUs) that support 4G/LTE and, soon, 5G wireless mobility and Internet of Things (IoT). Absolute Analysis' technology delivers highly efficient CPRI (Common Public Radio Interface) protocol analysis and emulation as well as RF over CPRI spectrum analysis.

This unique combination of RF analysis over CPRI with EXFO's market-leading fiber and Ethernet test technologies significantly accelerates service delivery and troubleshooting, which reduces operating expenses for MNOs.

EXFO has already integrated a portion of Absolute Analysis' technology into the recently launched OpticalRFTM application for its FTB-1 Pro test platform, a compact, lightweight and powerful solution that allows MNOs to quickly and easily locate all RF interference issues in fiber-based mobile networks.

"Mobile network operators are transforming their architectures and deploying fiber deeper into radio access networks to add new services and much-needed capacity, while preparing for 5G mobility and IoT," said Germain Lamonde, EXFO's Chairman, President and CEO. "This small, synergistic and strategic acquisition allows EXFO to strengthen its leadership position with a unique, all-in-one optical, Ethernet and RF test solution to help MNOs greatly enhance their productivity and network reliability."

EXFO will leverage its global sales organization to maximize Absolute Analysis' technologies integrated into its portfolio, and EXFO will also integrate the team's engineering talent and expertise to develop additional solutions.

This cash and stock transaction is valued at approximately US$8.25 million, including US$5 million in cash and the remaining amount in EXFO shares. No material impact from the acquisition is expected for EXFO's first quarter of fiscal 2017 ending on November 30, 2016.

Conference Call and Webcast
EXFO will host a conference call Tuesday at 8 a.m. (Eastern time) to review the highlights of this transaction. To listen to the conference call and participate in the question period via telephone, dial 704-288-0432. Please take note the following conference ID number will be required: 12080223. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on November 8, 2016. The replay number is 855-859-2056 and the conference ID number is 12080223. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.
About EXFO
EXFO is the trusted partner to communications service providers (CSPs) globally with leadership in test automation and 3D analytics solutions to ensure the smooth deployment, maintenance and management of next-generation, physical, virtual, fixed and mobile networks. The company has also forged strong relationships with network equipment manufacturers (NEMs) to develop deep expertise that migrates from the lab to the field and beyond. EXFO's key differentiation comes from combining intelligent, automated and cloud-based test and monitoring solutions with real-time analytics to deliver unmatched end-to-end visibility and assurance—from a network, services and end-user level. EXFO is no. 1 in portable optical testing and boasts the largest active service assurance deployment worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com